EMAIL: SFELDMAN@OLSHANLAW.COM

DIRECT DIAL: 212.451.2234

November 27, 2024

VIA EDGAR AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn.:	Doris Stacey Gama, Esq.

Division of Corporation Finance
Office of Life Sciences

Re:	OS Therapies Incorporated Registration Statement on Form S-1 Filed November 12, 2024 File No. 333-283171

Ladies and Gentlemen:

On behalf of OS Therapies Incorporated (the “Company”), we are hereby filing in electronic format through EDGAR with the U.S. Securities and Exchange Commission (the “SEC”), pursuant to the Securities Act of 1933, as amended (the “Securities Act”), one complete copy of Amendment No. 1 to the Registration Statement on Form S-1 (the “Amendment”), covering (i) up to a maximum of 5,597,015 shares of common stock, (ii) 165,746 shares of common stock issued as initial commitment shares and (ii) up to 450,000 shares of common stock issuable as true-up shares. One complete copy of the exhibits listed in the Amendment is also filed therewith.

The Amendment responds to the comments received from the staff of the SEC in its comment letter, dated November 20, 2024, with respect to the Registration Statement on Form S-1 filed on November 12, 2024.

Courtesy copies of this letter and the Amendment, together with all exhibits, are being provided directly to the staff for its convenience (attention: Doris Stacey Gama, Esq.) in the review of the foregoing documents.

To facilitate the staff’s review, the SEC’s comments are reproduced before the Company’s responses thereto.

November 27, 2024

Registration Statement on Form S-1

Cover Page

1.	We note you are registering the resale of common stock to be issued pursuant to the equity line financing with Square Gate Capital Master Fund LLC. Please specify the number of shares being registered under the equity line financing and ensure that Square Gate Capital Master Fund LLC is also named as an underwriter throughout the filing, where appropriate, including the Selling Stockholder and Plan of Distribution sections. Refer to Securities Act Sections Compliance and Disclosure Interpretation Question 139.13 for guidance.

Response: In response to the staff’s comment, the Company has revised the cover page to specify the number of shares being registered under the equity line financing, and has made revisions where appropriate to name Square Gate Capital Master Fund LLC as an underwriter. Please see pages 100 and 102.

2.	We note your disclosure on page 102 that Regulation M “may apply to sales of shares in the market and to the activities of the Selling Securityholder and its affiliates.” Please revise to disclose how the provisions of Regulation M may prohibit the Selling Securityholder and any other distribution participants that are participating in the distribution of your securities from:

●	engaging in market making activities (e.g., placing bids or making purchases to stabilize the price of the ordinary shares) while the equity line is in effect; and

●	purchasing shares in the open market while the equity line is in effect.

Response: In response to the staff’s comment, the Company has revised the disclosure to state that it has advised the selling securityholder that the anti-manipulation rules of Regulation M may prohibit the selling securityholder from engaging in market making activities (e.g., placing bids or making purchases to stabilize the price of the ordinary shares) while the equity line is in effect and purchasing shares in the open market while the equity line is in effect. Please see page 102.

Should any member of the Commission’s staff have any questions concerning the enclosed materials or desire any further information or clarification in respect of the Registration Statement or the offering, please do not hesitate to contact me (tel.: (212) 451-2234) or Paul A. Romness, the Company’s Chief Executive Officer (tel.: (703) 541-9811).

Very truly yours,

/s/ Spencer G. Feldman
Spencer G. Feldman

Enclosures

cc:	Mr. Paul A. Romness